UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-40996

MDXHEALTH SA

(Translation of registrant’s name into English)

CAP Business Center

Zone Industrielle des Hauts-Sarts

4040 Herstal, Belgium

+32 4 257 70 21

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

MDXHEALTH SA

Exosome Diagnostics Acquisition

On August 5, 2025, MDxHealth SA (the “Company”) entered into an agreement with Bio-Techne Corporation (“Bio-Techne”), to acquire Exosome Diagnostics, Inc., including the ExoDx test, its CLIA-certified clinical laboratory and related assets from Bio-Techne.

Under the terms of the acquisition, which closed on September 15, 2025, the Company acquired Exosome Diagnostics, Inc., including the ExoDx test, its CLIA-certified clinical laboratory and related assets for an aggregate purchase price of up to $15 million, with approximately $5 million in stock paid at closing and, subject to certain conditions, $2.5 million to be paid annually over the following 4 years, with 50% payable in cash and 50% payable in cash or stock at the Company’s discretion.

Filed herewith as Exhibit 99.1 are the audited financial statements of Exosome Diagnostics, Inc. for the year ended June 30, 2025. Additionally, filed herewith as Exhibit 99.2 is unaudited pro forma condensed combined balance sheet information regarding the Company and Exosome Diagnostics, Inc. as of June 30, 2025, and unaudited pro forma condensed combined statements of operation for the year ended December 31, 2024 and the six months ended June 30, 2025, respectively.

GPS Acquisition Agreement Amendment

On January 9, 2026, mdxhealth and Exact Sciences signed an amendment to defer and extend the earnout obligation related to the GPS acquisition in 2022. Per the terms of the amendment, the remaining earnout payments owed to Exact Sciences will be paid as follows: $15.0 million in 2026, $18.0 million in 2027, and $21.5 million in 2028. In consideration, mdxhealth agreed to issue to Exact Sciences warrants exercisable into 3 million shares of common stock of mdxhealth at an exercise price of $5.265 per warrant.

Exhibit No.	Description of Exhibit
99.1	Audited financial statements of Exosome Diagnostics, Inc. for the year ended June 30, 2025
99.2	Unaudited pro forma condensed combined balance sheet of the Company and Exosome Diagnostics, Inc. as of June 30, 2025, and unaudited pro forma condensed combined statements of operation of the Company and Exosome Diagnostics, Inc. for the year ended December 31, 2024 and the six months ended June 30, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDXHEALTH SA

Date: February 11, 2026	By:	/s/ Michael McGarrity
		Name:	Michael McGarrity
		Title:	Chief Executive Officer

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